BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2019

CONTENTS



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Barrett & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrett & Company, (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 1 and 6 to the financial statements, effective January 1, 2019 the Company adopted ASU 2016-02 and accordingly changed the manner in which it accounted for leases. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
40 Westminister Street, Suite 600, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1996.

February 22, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville (401) 351-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP.
(Name – *if individual, state last, first, middle name*)

40 Westminster Street	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson G. Saville _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Barrett & Company _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

President
_____
. Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARRETT & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	279,670
Receivables from clearing organizations		51,620
Securities owned, at market value		3,968
Furniture and office equipment, net of accumulated		
depreciation $134,304		29,241
Right-of-use assets		48,805
Other assets		48,032
	$	461,336

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Lease liabilities	$	65,730
Accounts payable and accrued expenses		41,782
		107,512

CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized,		
269 shares issued and 244 shares outstanding		275,000
Additional paid-in capital		598,886
Accumulated deficit		(491,652)
		382,234
Less cost of treasury stock, 25 shares		(28,410)
		353,824
	$	461,336

BARRETT & COMPANY

STATEMENT OF INCOME
Year Ended December 31, 2019

REVENUES		
Commissions	$	1,165,792
Asset management fees		1,702,596
Gain on firm's securities trading accounts, net		7,725
Margin interest		53,321
Other revenue		197,010
		3,126,444
EXPENSES		
Stockholder officer's compensation and benefits		499,311
Employee compensation and benefits		1,732,342
Clearance charges paid to nonbrokers		155,348
Communications		135,471
Occupancy and equipment costs		156,504
Regulatory fees and expenses		30,456
Taxes, other than income taxes		103,257
Outside services		151,270
Other operating expenses		170,948
		3,134,907
NET LOSS	$	(8,463)

BARRETT & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2019	$ 275,000	$ 598,886	$ (28,410)	$ (483,189)	$ 362,287
Net loss	-	-	-	(8,463)	(8,463)
Balances at December 31, 2019	$ 275,000	$ 598,886	$ (28,410)	$ (491,652)	$ 353,824

BARRETT & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(8,463)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		10,555
Change in assets and liabilities:		
Increase in:		
Receivables from clearing organizations		(11,577)
Securities owned, at market value		(245)
Other assets		(14,510)
Increase in:		
Accounts payable and accrued expenses		13,172
Net cash used in operating activities		(11,068)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(2,783)
Net cash used in investing activities		(2,783)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on financing lease obligation		(5,601)
Net cash used in financing activities		(5,601)
Net decrease in cash		(19,452)
CASH		
Beginning		299,122
Ending	$	279,670
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	2,145
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING AND		
FINANCING ACTIVITIES		
Disposal of fully depreciated fixed assets	$	5,290
Initial recognition of right-of-use assets	$	119,028
Initial recognition of lease liabilities	$	119,028

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Barrett & Company (The Company), located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities on behalf of introduced customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholder, has elected to be an S Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Furniture and office equipment and depreciation: Furniture and office equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is less. The depreciation expense and accumulated depreciation for the year ended December 31, 2019 were $10,555 and $134,304, respectively.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2019 were $3,230.

Leases: In February 2016, the FASB established Topic 842, *Leases*, by issuing ASU No. 2016-02, *Leases*, in February 2016. Topic 842 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient* for Transition to Topic 842; ASU No. 2018-10, *Codification Improvements* to Topic 842, Leases; and ASU No. 2018-11, *Targeted Improvements*. This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize the assets and liabilities on the balance sheet for the rights and obligations created by leases with lease terms of more than 12 months, amends various other aspects of accounting for leases by lessees and lessors, and requires enhanced disclosures. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition within the income statement.

The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. The new guidance also provides several practical expedients and policies that companies may elect upon transition. The Company has elected the package of practical expedients under which it did not reassess the classification of its existing leases, reevaluate whether any expired or existing contracts are or contain leases or reassess initial direct costs under the new guidance. The Company did not elect the practical expedient pertaining to land easements, as it is not applicable to its leases. Additionally, the Company elected to use the practical expedient that permits a reassessment of lease terms for existing leases using hindsight.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption. This means, for those leases that qualify, the Company will not recognize right-of-use ("ROU") assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also elected the practical expedient to not separate lease and non-lease components.

Upon transition to the new guidance on January 1, 2019, the Company recognized approximately $119,000 of operating lease liabilities. Additionally, the Company recorded ROU assets in a corresponding amount, as specified by the new lease guidance.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments

Revenue from contracts with customers includes brokerage commission income and fees from asset management services and other brokerage related fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

Asset Management - Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to client's assets under management. Investment advisory fees are received quarterly and are recognized over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Firm Trading

Proprietary security transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis with realized and unrealized gains and losses reported in firm trading in the statement of operations.

Margin Interest

The Company earns a portion of the interest on customer debit balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Other Revenue

Other revenue can include fees collected for services provided by the Company's registered representatives, clearing firm revenue sharing programs, as well as managed account transaction and service fees.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

Commissions - over the counter	$	332,726
Commissions - listed		349,255
Mutual fund trail commissions		220,249
Closed-end mutual funds		176,382
Master limited partnerships		42,655
Other		44,525
	$	1,165,792

Note 3. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2019 exceeded insurance limits by approximately $40,000.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 4.   NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS).   Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 5.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 5.   FAIR VALUE (CONTINUED)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.   To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Securities owned:					
Equities	$ 3,968	$ -	$ -	$ -	$ 3,968
	$ 3,968	$ -	$ -	$ -	$ 3,968

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, borrowings, accounts payable, and other liabilities.

Note 5.   FAIR VALUE (CONTINUED)

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 279,670	$279,670	$ -	$ -	$ 279,670
Receivables from clearing organizations	51,620	-	51,620	-	51,620
Other assets	48,032	-	48,032	-	48,032
	$ 379,322	$279,670	$ 99,652	$ -	$ 379,322
LIABILITIES					
Lease liabilities	$ 65,730	$ -	$ 65,730	$ -	$ 65,730
Accounts payable and accrued expenses	41,782	-	41,782	-	41,782
	$ 107,512	$ -	$107,512	$ -	$ 107,512

Note 6.   LEASES

The Company leases office space, certain office equipment and a vehicle. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. Total lease expense for the year ended December 31, 2019 was $103,048. Variable lease costs, which may include common area maintenance, insurance, and taxes are not included in the lease liability and are expensed in the period incurred.

The Company leases have remaining terms of a few months to four years, and typically include one or more renewal options, with renewal terms that can generally extend the lease term from three to five years. The exercise of lease renewal options is at the Company's sole discretion. The Company includes options to renew in the expected term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon current bank financing rates.

Note 6.   LEASES (CONTINUED)

The Company has a certain non-real estate lease that is accounted for as a finance lease under ASC 842, which is similar to the accounting for capital leases under the previous standard.

Leases	Classification	Balance	
ASSETS			
Operating lease assets	Right-of-use assets	$	48,805
Finance lease assets	Property and equipment, net of accumulated depreciation		14,941
Total lease assets		$	63,746
LIABILITIES			
Operating	Lease liabilities	$	48,805
Financing	Lease liabilities		16,925
Total lease liabilities		$	65,730
Weighted-average remaining lease term (years) - operating leases			2.0
Weighted-average remaining lease term (years) - finance lease			2.5
Weighted-average discount rate - operating leases			5.89%
Weighted-average discount rate - finance lease			10.72%

At December 31, 2019, maturities of lease liabilities were as follows:

Year ending December 31		
2020	$	36,453
2021		21,453
2022		10,060
2023		2,427
Total lease payments	$	70,393
Less: imputed interest		(4,663)
Present value of lease liabilities	$	65,730

Note 7.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $272,583 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2019 was 0.22 to 1.

Note 9. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2019.

Note 10. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is leased under a noncancelable lease that expires in February 2020. Rent expense related to the lease amounted to $90,000 for the year ended December 31, 2019.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. The stockholder of the Company has pledged certain personally owned marketable securities to fulfill this obligation.

Note 11. PENSION PLAN

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2019.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 12.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 4, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 13.   CONTINGENCIES

The Company was a respondent to a complaint filed with the Rhode Island Department of Business Regulation by former customers who alleged violations of state rules and regulations. The Company has responded to all requests for information thus far. Given the status of this matter, it is not possible at this time to determine the outcome of this case. No accrual has been included in the accompanying financial statement for any potential loss arising from this claim.

The Company was also a respondent to a complaint filed with the Rhode Island Commission of Human Rights ("RICHR") by a former employee who alleged discrimination. The Company filed a detailed position letter with the RICHR denying the allegations and has responded to all requests for information thus far. The matter is currently pending review by the RICHR. Given the status of this matter, it is not possible at this time to determine the outcome of this case. No accrual has been included in the accompanying financial statement for any potential loss arising from this claim.

The Company's policy is to reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Given the status of the aforementioned matters, in the opinion of management, there were no commitments or contingencies for which a loss is probable and estimable, within the scope of ASC 450, Contingencies. However, litigation is subject to inherent uncertainties, and a material adverse result in these or other matters may result from time to time.

Note 14.   SUBSEQUENT EVENTS

On February 19, 2020, the Company signed an amendment with Wilcox Partners to extend the lease of its Providence office space through February 2022. The lease amendment calls for payments totaling $90,000 per year.

Management has evaluated subsequent events through February 22, 2020, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

AGGREGATE INDEBTEDNESS		
Other accrued expenses	$	41,782
Finance lease obligation		16,925
Total aggregate indebtedness	$	58,707
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholder's equity	$	353,824
Deductions:		
Furniture and office equipment, net of accumulated		
depreciation		29,241
Other assets		48,032
Securities owned, at market value		3,968
Net capital		272,583
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	172,583
Ratio of aggregate indebtedness to net capital		0.22 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION As of December 31, 2019

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

See Report of Independent Registered Public Accounting Firm

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

See Report of Independent Registered Accounting Firm

BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2019



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Stockholders of
Barrett & Company**

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Barrett & Company (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 22, 2020

PKF O'CONNOR DAVIES, LLP
40 Westminister Street, Suite 600, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Barrett & Company

INVESTMENT SECURITIES

SINCE 1928

THE WILCOX BUILDING, 42 WEYBOSSET STREET, PROVIDENCE, RHODE ISLAND 02903 • 401 351-1000

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Barrett & Company is a broker/dealer registered with the SEC and FINRA.
- Barrett & Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Barrett & Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the Rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Barrett & Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019 without exception.
- Barrett & Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.



Wilson G. Saville, President